FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

January 1, 2008

ITEM 3   News Release:

A press release was issued on January 3, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED exited the year with daily production of 2,108 Boe’s of which approximately 65% is oil, and released an independent reserve report at December 31, 2007 respecting the estimated reserves and net present value of its assets in the Steen River area prospects.

ITEM 5   Full Description of Material Change:

JED released the summary of a reserve report by independent engineering firm C G Engineering Ltd., for JED’s estimated reserves and net present value at December 31, 2007 for the Steen River area prospects in northern Alberta.

The reserves represent 95% of the working interests in this area acquired last year from the former Caribou Resources Corp., as JED has sold 5% of its working interest effective December 1, 2007 to an arms-length third party.

JED also reported that it has exited the year with daily production of 2,108 Boe’s of which approximately 65% is oil.  JED completed drilling 5 of the 15 wells, in its winter drilling program in Keg River, ten targeting Keg River oil and five targeting Slave Point natural gas.  Currently three of those five are tied-in and on production, and JED’s completion and tie-in program will commence January 5, 2008.  A Sixth well is currently being drilled

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs

(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on January 3, 2008